Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

May 18, 2007
Our ref. No. PI 127

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

<u>Re:Mitsubishi Corporation - File No. 82-3784</u>

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Stock Acquisition Rights**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager,
Investor Relations Office

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

RECEIVED
2007 MAY 29 A 5:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Translation of Japanese report filed with the Tokyo Stock Exchange on May 18, 2007

Notice Concerning Stock Options

Mitsubishi Corporation has announced that at a regular meeting of the Board of Directors today, a resolution was passed to propose the issuing of stock options to directors of the Company (excluding outside directors). Stock options will be issued as non-monetary compensation at the ordinary General Meeting of Shareholders for the fiscal year ended March 31, 2007, scheduled for June 26, 2007. Details are as follows.

1. Reason for Proposal

The Company proposes seeking approval for the issuance of stock options as directors' compensation for the Company's directors, excluding outside directors, in order to provide further incentive and motivation to improve the Company's performance and further align their interests with those of shareholders. The proposal is based on revisions to the directors' and corporate auditors' remuneration system. These revisions are explained in more detail in the attached summary.

Subject to approval of the resolution "To Elect 20 Directors" at the same ordinary General Meeting of Shareholders, 15 directors will be eligible to receive stock options (hereinafter "Eligible Persons").

2. Details of Stock Options

(1) Class and no. of shares to be issued for the purpose of issuing stock options
Up to 174,400 shares of the Company's common stock per year.

(2) Total number of stock options to be issued
Up to 1,744 per year.

The number of shares to be issued per stock option (hereinafter "Number of Shares Granted per Option") shall be 100. Regarding the Number of Shares Granted per Option, if it is appropriate to adjust the number of shares, for example due to the Company conducting a stock split (including a free distribution of the Company's common stock) or consolidation of its common stock, the Company will carry out such adjustment as is deemed necessary.

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

(3) Total amount payable upon exercise of stock options

The total amount payable upon exercise of one stock option shall be determined by multiplying the price payable per share under option (hereinafter "Exercise Price") by the Number of Shares Granted Per Option. The Exercise Price shall be ¥1.

(4) Stock option term

June 27, 2007 to June 26, 2037

(5) Restrictions applicable to transfer of stock options

Approval is required by resolution of the Company's Board of Directors for the transfer of stock options.

(6) Conditions applicable to exercise of stock options

a) An Eligible Person may exercise his/her stock options commencing June 27, 2009 or the day after losing his/her position as both director and executive officer of the Company, whichever is earlier.

b) An Eligible Person may not exercise his/her stock options following the tenth anniversary of the day after losing his/her position as both director and executive officer of the Company.

c) Other conditions applicable to exercise shall be determined by the Board of Directors.

(7) Fair value of the stock options to be issued

The fair value of the stock options shall be calculated using the Black-Scholes Model based on the average closing price of the Company's stock between January and March 2007(2,527 yen). The total fair value of the 1,744 stock options to be issued in 2007 amounts to approximately 388 million yen.

3. Stock option awards to non-Directors

The Company's Board of Directors has also decided to issue up to 3,090 stock options of the same class (with 309,000 shares under option) per year to a total of 79 executive officers and senior vice presidents ("riji") who do not serve concurrently as directors of the Company.

Revision of the Policy for Remuneration of Directors and Corporate Auditors

The remuneration of Company directors, excluding outside directors, was previously made up of a

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

monthly salary, bonus, stock-linked compensation (two classes of stock options) and retirement allowances, while the remuneration of corporate auditors was made up of a monthly salary and retirement allowances. Following a recent review of this remuneration structure, the Company has decided to make the following changes.

1. Revision of Stock-linked Compensation

To provide further incentive and motivation to improve the Company's performance and further align directors' interests with those of shareholders, since 2000 the Company has issued to directors, excluding outside directors, ordinary stock options (with exercise price equivalent to the market value) as permitted by the Commercial Code at the time of introduction of the plan. Beginning in 2005, the Company introduced stock options with exercise price equal to 1 yen per share under option under a stock-linked compensation plan after this became possible following revisions to the Commercial Code. The Company has thus issued two classes of stock options over the past two years. Given that the stock options issued under the Company's stock-linked compensation plan (those with exercise price of 1 yen per share) have the same benefits as granting shares and have become established over the past two years, the Company has decided to stop issuing ordinary stock options (with exercise price equivalent to market value) this fiscal year. From 2007 onwards, the Company will only issue stock options with exercise price of 1 yen per share. The Company feel that these stock options are appropriate as an alternative form of remuneration, including as a replacement for post-retirement benefits, and as a way to align recipients' interests with those of shareholders.

2. Revision of Retirement Allowances for Directors and Corporate Auditors (Establishment of New Reserve System for Retirement Allowances)

(1) In 2005, the Company eliminated retirement allowances for outside directors and reduced the amount paid to executive directors. Following further review of this system recently, the Company has decided to introduce a new reserve system for retirement allowances, whereby with the approval of shareholders, it sets aside every year a portion of cash compensation for the execution of duties in the previous fiscal year. The accumulated amount of the reserve is paid out in full upon retirement.

(2) Previously, when a director retired, the ordinary General Meeting of Shareholders was asked to approve an amount (maximum) calculated in accordance with term in office and based on the Company's standards as a retirement allowance.

(3) By contrast, the retirement remuneration reserve described in (1) above involves calculation of an amount each fiscal year for all qualifying directors (excluding outside directors);shareholder approval will be sought for the total amount each year. The Company believes that such a system will be easier

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

for shareholders to understand.

3. Abolition of Retirement Allowances for Corporate Auditors

The Company abolished retirement allowances for outside corporate auditors in 2005, paying them only a monthly salary. Following a review of internal corporate auditors' retirement allowances, the Company has decided to abolish these allowances completely in order to strengthen corporate auditors' independence from management. All corporate auditors will now be paid only a monthly salary during their term in office.

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